GATX Corporation 500 West Monroe Street Chicago, IL 60661	Robert C. Lyons Vice President & Chief Financial Officer
Tel: 312.621.6633 Fax: 312.621.6644
November 1, 2006
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	GATX Financial Corporation Form 10-K for the Year-Ended December 31, 2005 Form 8-K filed October 4, 2006 File No. 001-08319
Dear Ms. Cvrkel:
     We are enclosing our response to your letter dated October 19, 2006, which includes comments and requests for additional information resulting from the SEC’s review of our Form 10-K and Form 8-K noted above.
We hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We would be pleased to discuss any of your comments and our responses in further detail, at your convenience. If you have any questions or need additional information, please do not hesitate to call Bill Muckian, Vice President and Controller, at (312) 621-6402 or me at (312) 621-6633.
Sincerely,
/s/ Robert C. Lyons
RCL/mm

enclosure

cc:	D.A. Golden W.M. Muckian

GATX Financial Corporation
Securities and Exchange Commission Comment Letter
File No. 001-08319
     Our responses correspond to the comment numbers in your letter dated October 19, 2006. Please note throughout this response letter that “GFC” refers to GATX Financial Corporation.
Comment No. 1
     We note from your response to our prior comment 8 and Exhibit 2, that you do not believe any of your investments require the inclusion of separate financial statements. However, although Exhibit 2 shows that the pre-tax loss of CL Air of (26.5) is 17.5% of the pre-tax earnings of the company, based upon pre-tax earnings using 5-year average income, it appears that CL Air’s pre-tax earnings is actually 21.2% of the company’s pre-tax earnings, using the 5-year average income of 124.7. Please explain to us how you determined or calculated a 17.5% pre-tax earnings percentage for CL Air, or alternatively revise your filing to include the appropriate financial statements of CL Air, as set forth in Rule 3-09(b) of Regulation S-X.
Response No. 1
     For purposes of calculating CL Air’s pre-tax earnings percentage, we relied on the computational note included in Rule 1-02(w)(3) of Regulation S-X which provides guidance in the case where a loss has been incurred by either the registrant or the tested equity investment, but not both. Specifically, in these circumstances, the income or loss from the tested equity investment should be excluded from the income (or loss) of the registrant for purposes of this computation. In accordance with our interpretation of this rule, CL Air’s loss of $26.5 million was added back to GFC’s 5-year average of consolidated continuing pre-tax income for purposes of this test, resulting in the 17.5% factor as shown in Exhibit 2 of our prior response. However, after conducting further research on this point, we noted that the SEC’s Training Manual provides additional guidance related to this issue as it relates to equity method investments. Specifically, if the averaging method is used, the equity income (or loss) of the investee should be excluded for each year averaged, as opposed to just the loss year, which is how we initially computed the ratio. Additionally, the SEC manual further notes that for purposes of computing the income significance test, income (or loss) attributable to an equity investment should include any write-downs for impairments that are not otherwise reflected in the investee’s financial statements. Incorporating the impact of these interpretations into our analysis resulted in two equity investments exceeding the significance threshold in 2005: CL Air and Pembroke Group. See Exhibit 1 for details.
     We respectfully request relief from amending our 2005 Form 10-K to include the financial statements of CL Air and Pembroke in accordance with Rule 3-09 of Regulation S-X on the basis of two factors. First of all, the significance test was triggered by material non-recurring impairment charges taken with respect to both investments. In each case, the impairments charges, both at the investee and investor level, were related to our decision to sell these investments, or the assets owned by the investee.

GATX Financial Corporation
Securities and Exchange Commission Comment Letter
File No. 001-08319
     Excluding the impact of these charges, the earnings ratio for purposes of the significance test in each case would not have exceeded 20%. See Exhibit 1 depicting the “normalized” income ratio for CL Air and Pembroke. As a result, the computed pre-tax earnings ratios for CL Air and Pembroke are not necessarily indicative of their relative significance to GFC’s overall business. You’ll note our investment in each of these investments as a percentage of total assets is 1% for CL Air and zero for Pembroke at December 31, 2005. Secondly, both CL Air and Pembroke are part of the Air business that we are in the process of selling. As a result, the operations of both CL Air and Pembroke will be reported as discontinued operations in all future filings. We completed the sale of our interest in Pembroke in July 2006 and we expect to sell our interest in CL Air by November 30, 2006. We will have no continuing interest in either of these investments.
Comment No. 2
     We note that you have several pro forma adjustments which are not explained in footnotes 2(a) or 2(b). Please revise your disclosures to clearly explain how each pro forma adjustment, such as the adjustments to receivables, investments in affiliated companies, current and deferred income taxes, and other liabilities, was calculated or determined. Please note that each adjustment should give effect only to events that are directly attributable to the disposition transactions and factually supportable. See Article 11 of Regulation S-X.
Response No. 2
     As reported in our Form 8-K filed on October 4, 2006, GFC entered into a definitive agreement to sell the majority of its aircraft leasing business (“Air”) to Macquarie Aircraft Leasing Limited (“MALL”). Pro forma financial information was furnished in the filing to provide users of our financial statements useful and timely information regarding the impact of the Air disposition on our historical financial position and results of operations.
     You note that adequate explanation was not provided in the footnotes for the pro forma adjustments. We believe the disclosures accompanying the pro forma financial statements, while general in nature, adequately described the adjustments made to the historical amounts reported in all material respects. In the explanatory note accompanying the pro forma information as well as the notes to the unaudited pro forma condensed financial statements we explain in detail the basis upon which these statements were prepared. Specifically, in Note 1 we explain that the pro forma financial statements give effect to the sale of substantially all of the assets and liabilities of our Air business. This assumption is also referenced Note 2 and additional analysis and discussion is included in support of the adjustments shown for cash, taxes and equity.

GATX Financial Corporation
Securities and Exchange Commission Comment Letter
File No. 001-08319
     We expect to complete the sale of Air to MALL on or about November 30, 2006. At that time we will file a Form 8-K reporting this event and will include pro forma financial information as required. This information will be updated to reflect any changes to the transaction since our October 4th filing, if applicable. In connection with the preparation of those pro forma financial statements, we will provide more direct support and explanation for all pro forma adjustments in the footnotes as well as a clear indication that all such adjustments reflect only events that are directly attributable to the disposition transactions noted and are factually supportable. As a result, we don’t believe amending our prior Form 8-K for the sole purpose of revising the footnotes just prior to filing updated information will benefit users. Accordingly, we respectfully request relief from this request to revise the footnote disclosures in our prior Form 8-K filing.
Comment No. 3
     We note that the pro forma statements of income include several pro forma adjustments to revenue and expenses. Please revise your disclosures to clearly explain how each pro forma adjustment was calculated or determined. Please note that each adjustment should give effect only to events that are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. For adjustments to line items such as income taxes, your disclosure should include the applicable income tax rate used in the calculation. Your disclosures should address the pro-forma adjustments for each of the three years ended December 31, 2005 and for the six months ended June 30, 2006. See Article 11 of Regulation S-X.
Response No. 3
     Consistent with our response to Comment No 2, we believe the disclosures accompanying the pro forma financial statements are adequate in all material respects. In Note 3 we describe the basis for preparation of the pro forma statements of income as excluding the operations of all Air assets sold or to be sold, including the impact of debt anticipated to be repaid as part of the disposition transactions. We also noted that the pro forma adjustment for income taxes was based on an estimate on Air’s relative contribution to GATX’s consolidated tax position.
     As noted above, in connection with the preparation of the pro forma financial statements to be included with the Form 8-K we expect to file when the Air sale to MALL is completed, we will provide more direct support and explanation for all pro forma adjustments in the footnotes as well as a clear indication that all such adjustments reflect only events that are directly attributable to the disposition transactions noted and are factually supportable. As a result, we don’t believe amending our prior Form 8-K for the sole purpose of revising the footnotes just prior to filing updated information will benefit users. Accordingly, we respectfully request relief from this request to revise the footnote disclosures in our prior Form 8-K filing.

Exhibit 1
GATX Financial Corporation
2005 Test — Significant Subsidiary (Revised)
(in millions)

			Pre-Tax					Normalized
			Earnings		Inv.			Earnings
		Pre-Tax	as % of Adj.	Inv. In	% of Total	Impairment	Normalized	as % of Adj.
Entity Name		Earnings	Avg. Inc. (1)	Affiliate	Assets	Charges (4)	Earnings	Avg. Inc. (1)
AAE Cargo		10.6	8.5%	71.9	1.3%
Bonafacio	(3)	(3.2)	-2.6%	—	0.0%
Southern Capital Corp		6.9	5.5%	25.7	0.5%
GATX/NLC Rail Partners		(0.6)	-0.5%	2.1	0.0%
CL Air		(28.8)	-22.4%	62.8	1.1%	(32.3)	3.5	2.8%
GATX A321 Partners		0.3	0.2%	12.1	0.2%
GATX 737-800 Partners		4.0	3.2%	60.9	1.1%
GATX 737NG Partners		1.5	1.2%	30.5	0.6%
GATX 737-800 Partners III		1.5	1.2%	34.0	0.6%
Blue Dragon		4.6	3.7%	38.5	0.7%
CALJET LLC		1.9	1.5%	13.2	0.2%
GMR Aviation		0.1	0.1%	3.0	0.1%
Rolls Royce Group		16.7	13.4%	25.5	0.5%
757 Partners		0.5	0.4%	16.0	0.3%
GATX Flightlease		(2.8)	-2.2%	6.0	0.1%
Pembroke Group	(3)	(63.3)	-45.5%	—	0.0%	(56.0)	(7.3)	-5.7%
Javelin Leasing Ltd	(3)	(23.0)	-18.0%	42.6	0.8%
ATP Ltd		3.3	2.6%	60.3	1.1%
Buckingham Partners	(3)	(2.3)	-1.8%	3.6	0.1%
Cardinal Marine		13.8	11.1%	42.9	0.8%
PBG Capital Partners		(4.4)	-3.5%	28.9	0.5%
GARM PLC		6.1	4.9%	10.1	0.2%
Somergas Ltd.		10.9	8.7%	27.0	0.5%
BP/Amoco/AIG		5.1	4.1%	1.3	0.0%
Clipper Group		11.1	8.9%	46.0	0.8%
CL Powers		0.7	0.6%	2.4	0.0%

		(28.8)		667.3

Income from continuing operations befores taxes & cumulative effect of accounting change:

	GFC	CL Air	Pembroke
2005	66.8	(28.8)	(63.3)
2004	319.9	(0.5)	(2.1)
2003	141.2	0.4	3.5
2002	87.6	3.6	(15.2)
2001	8.1	6.5	4.6

5-Year Average (2)	124.7	(3.8)	(14.5)

Total Assets as of 12/31/05	5,525.8

1)	In the case of a current year loss for the equity earnings of a tested entity, such tested entity’s income or loss was excluded from total income from continuing operations for each year averaged.

2)	Average income for GFC is used for purposes of the computation since 2005 actual income was lower than 10% of the average of the income for the last five years

3)	Includes impairment charges recorded in accordance with APB 18.

4)	FAS 144 charges at the investee level and/or APB 18 charges at the investor level, as applicable.